December 9, 2011

Laura Hatch

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Hatch:

On October 24, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Patriot Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 321 to its registration statement under the Securities Act of 1933 on Form N-1A.  On December 2, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.  Typographical corrections have been made throughout but are not enumerated in this letter.  Any changes to the summary portion of the prospectus have been carried over to the statutory portion, but are omitted from this letter for the sake of brevity.

PROSPECTUS-Summary

Comment 1.  Because the Fund does not include a line item for acquired fund fees and expenses in the table describing expenses of the Fund, please confirm that the Fund's estimated acquired fund fees and expenses will be less than 0.01%.

Response.  The Registrant confirms that the Fund's estimated acquired fund fees and expenses will be less than 0.01%.

Comment 2.  Please confirm that investing in foreign securities and derivatives are not part of the Fund's principal investment strategies.

Response.  The Registrant confirms that the Fund's principal investment strategies do not include investing in foreign securities and derivatives.

Comment 3.  Under Principal Investment Strategies, please include a list of the "Terror Nations."

Response.  The disclosures under Principal Investment Strategies have been amended to include a list of the "Terror Nations."

Comment 4.  Under Principal Investment Strategies, please identify which technical analysis techniques will be used to select investments for the Fund.

Response.  The disclosures under Principal Investment Strategies have been expanded to provide a more detailed explanation of which technical analysis techniques will be used to select investments for the Fund.

Comment 5.  Under the section entitled Portfolio Manager, please state the month in which the portfolio manager began serving the Fund.

Response.  The disclosure under the section entitled Portfolio Manager has been amended to include the month in which the portfolio manager began serving the Fund.

PROSPECTUS-Statutory

Comment 6.  Under Principal Investment Strategies, please include a percentage of revenue or some other quantitative measure used to classify a company as one that does business with a Terrorist Nation.

Response.  The Registrant notes that the Fund classifies a company as one that does business with a Terrorist Nation if it does any business.  The Fund does not use a percentage of revenue as a threshold.  Therefore, the Registrant believes the disclosure under Principal Investment Strategies accurately describes the Fund's classification method.

Comment 7.  Under Management, please include the adviser's asset under management and the type of clients it serves in addition to the Fund.

Response.  The disclosure under Management has been amended to include the adviser's asset under management and the type of clients it serves in addition to the Fund.

Comment 8.  Under HOW TO PURCHASE SHARES, please amend contingent deferred sales charge disclosures to state that the adviser pays the commissions that are the subject of the contingent deferred sales charge.

Response.  The disclosure under HOW TO PURCHASE SHARES has been amended to state that the adviser pays the commissions that are the subject of the contingent deferred sales charge.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (614) 469-3265.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser